UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 11)*

Otter Tail Corporation

(Name of Issuer)

Common Shares, par value $5.00 per share

(Title of Class of Securities)

689648103

(CUSIP Number)

Jacki Badal, Esq.

2365 Carillon Point

Kirkland, WA 98033

(425) 889-7900

(Name, Address and Telephone Number of Persons
Authorized to Receive Notices and Communications)

February 20, 2020

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 689648103

1.	Names of Reporting Persons Cascade Investment, L.L.C.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or (e) ☐

6.	Citizenship or Place of Organization State of Washington

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 3,456,499 (1)

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 3,456,499 (1)

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,456,499 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 8.6% (2)

14.	Type of Reporting Person (See Instructions) OO

(1)  All of the common shares, $5.00 par value per share (the “Common Shares”), of Otter Tail Corporation (the “Issuer”) held by Cascade Investment, L.L.C. (“Cascade”), may be deemed to be beneficially owned by William H. Gates III as the sole member of Cascade.

(2)  Based on 40,214,375 Common Shares outstanding as of February 6, 2020, as reported on the Issuer’s Form 10-K filed on February 20, 2020.

CUSIP No. 689648103

1.	Names of Reporting Persons William H. Gates III

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or (e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 3,456,499 (1)

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 3,456,499 (1)

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,456,499 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 8.6% (2)

14.	Type of Reporting Person (See Instructions) IN

(1)  All of the common shares, $5.00 par value per share (the “Common Shares”), of Otter Tail Corporation (the “Issuer”) held by Cascade Investment, L.L.C. (“Cascade”), may be deemed to be beneficially owned by William H. Gates III as the sole member of Cascade.

(2)  Based on 40,214,375 Common Shares outstanding as of February 6, 2020, as reported on the Issuer’s Form 10-K filed on February 20, 2020.

EXPLANATORY STATEMENT

This Amendment No. 11 to Schedule 13D (“Amendment”) amends and supplements the Schedule 13D previously filed by Cascade Investment, L.L.C. (“Cascade”) and William H. Gates III (together, the “Reporting Persons”) with the Securities and Exchange Commission on January 22, 2009, as amended April 15, 2009; May 5, 2009; July 2, 2009; October 7, 2009; June 29, 2010; August 3, 2010; November 4, 2011; December 13, 2011; January 9, 2012; and July 16, 2012, relating to the common shares, par value $5.00 per share (the “Common Shares”), of Otter Tail Corporation (the “Issuer”).

This Amendment is being filed due to an increase in the number of shares of Issuer Common Shares outstanding, which has reduced the Reporting Persons’ percentage of ownership, and not due to any dispositions by Cascade.

Item 2.   Identity and Background

(c)   The present principal occupation of Mr. Gates disclosed in the Schedule 13D previously filed by the Reporting Persons is replaced as follows: Mr. Gates, a natural person, is a co-founder, technology advisor and board member of Microsoft Corporation; is the sole member of Cascade; and is a Co-Trustee of the Bill & Melinda Gates Foundation Trust and the Bill & Melinda Gates Foundation.

Item 5.   Interest in Securities of the Issuer

(a)   See items 11 and 13 of the cover pages to this Amendment for the aggregate number and percentage of Common Shares beneficially owned by each of the Reporting Persons as of February 20, 2020.

(b)   See items 7 through 10 of the cover pages to this Amendment for the number of shares of Common Shares beneficially owned by each of the Reporting Persons as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, and sole or shared power to dispose or to direct the disposition as of February 20, 2020.

(c)   None.

(d)   None.

(e)   Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 24, 2020	CASCADE INVESTMENT, L.L.C. (1)

	By	*
		Name:	Alan Heuberger (2)
		Title:	Attorney-in-fact for Michael Larson, Business Manager

WILLIAM H. GATES III (1)

	By	*
		Name:	Alan Heuberger (3)
		Title:	Attorney-in-fact

*By:		/s/ Alan Heuberger
Alan Heuberger

(1)  This Amendment is being filed jointly by the Reporting Persons pursuant to the Joint Filing Agreement dated January 21, 2009, and included with the signature page to the Reporting Persons’ Schedule 13D filed with respect to the Issuer on January 22, 2009, SEC File No. 005-06638, and incorporated by reference herein.

(2)  Duly authorized under Special Limited Power of Attorney appointing Alan Heuberger attorney-in-fact, dated October 11, 2013, by and on behalf of Michael Larson, filed as Exhibit 99.1 to Amendment No. 9 to Cascade’s Schedule 13D with respect to Western Asset/Claymore Inflation-Linked Opportunities & Income Fund on December 11, 2013, SEC File No. 005-81261, and incorporated by reference herein.

(3)  Duly authorized under Special Limited Power of Attorney appointing Alan Heuberger attorney-in-fact, dated August 12, 2008, by and on behalf of William H. Gates III, filed as Exhibit 99.2 to Amendment No. 1 to Cascade’s Schedule 13D with respect to the Issuer on April 15, 2009, SEC File No. 005-06638, and incorporated by reference herein.